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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AngelCiti Entertainment, Inc.

________________________________________________________________________

(Name of Issuer)

Common

________________________________________________________________________

(Title of Class of Securities)

03462X 10 2

________________________________________________________________________

(CUSIP Number)

Lawrence S. Hartman

9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024, (800) 230-2249

________________________________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2003

________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. 03462X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Lawrence S. Hartman – Tax ID# ###-##-####

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
	(b) [X]	Reporting person disclaims membership in any group

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 87.9%

	8.	Shared Voting Power: N/A

	9.	Sole Dispositive Power: 87.9%

	10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21 million shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 87.9%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The Securities to which this statement relates is the Common Stock, $.001 par value, of AngelCiti Entertainment, Inc. (the “Company”), having its principal executive offices at 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024.  The Company sublicenses software to internet gaming companies.

Item 2.		Identity and Background

This statement is filed by Lawrence S. Hartman, a citizen of the United Stated, whose business address is 9000 Sheridan Street, Suite 7, Pembroke Pines, FL 33024.  Mr. Hartman is the Chief Executive Officer, sole director and owner of 36.8% of the Common Stock in Omega Ventures, Inc. (“Omega”), which owns the 87.9% of the stock in the Company.  Neither Mr. Hartman nor Omega will be involved in the direct management and/or operations of the Company, nor will Mr. Hartman serve on the board of directors of the Company, but Mr. Hartman may from time to time provide consulting services to the Company.

Mr. Hartman has not been a party to any criminal, civil or administrative proceedings  within the past 5 years.  Mr. Hartman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
On January 20, 2003, Omega exchanged 100% of the stock of Worldwide Management, SA, Omega’s wholly owned subsidiary, for 21,000,000 shares of the Company’s common stock.
Item 4.	Purpose of Transaction

On January 20, 2003, Omega exchanged 100% of the stock of Worldwide Management, SA, Omega’s wholly owned subsidiary, for 21,000,000 shares of the Company’s common stock. Omega intends on retaining the shares of AngelCiti and does not now intend to distribute the same as a dividend or other distribution to its shareholders. Other than as set forth herein, neither Mr. Hartman nor Omega has other plans or proposals which relates to or would results in:

	(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
	(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
	(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
	(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

	(g)	Changes in the Company 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
	(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The aggregate number of Common Stock beneficially owned by Omega at the date hereof is 21,000,000 shares, representing 87.9% of the 23,840,000 issued and outstanding shares of the Company. Omega has the sole power to vote and dispose of the 21 million shares of the Company’s stock that it owns. Other than as stated herein, Omega has not participated in or effected any transactions in the Company’s Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits

1    Share Exchange Agreement between Omega Ventures, Inc. (formerly known as AngelCiti Entertainment, Inc.) and AngelCiti Entertainment, Inc. (formerly known as IChance International, Inc.) dated November 7, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2003

Signature: /s/ Lawrence S. Hartman
Lawrence S. Hartman